FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of August, 2010

MS&AD Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

3-7, Yaesu 1-chome,
Chuo-ku, Tokyo 103-0028, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information furnished on this form:

1.	[English Translation]
        Notice Regarding Repurchase of the Company’s Own Shares

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MS&AD Insurance Group Holdings, Inc.

Date: August 12, 2010	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager General Administration Dept.

[English Translation]
August 12, 2010
Notice Regarding Repurchase of the Company’s Own Shares
(Repurchase of company’s own share according to the articles of incorporation pursuant to Article 165,
Paragraph 2 of the Companies Act of Japan)
     MS&AD Insurance Group Holdings, Inc. hereby announces that pursuant to Article 156 of the Companies Act of Japan as modified by the provision of Article 165, Paragraph 3 of the same Act, the Company resolved the repurchase of the Company’s own shares at the meeting of the Board of Directors held on August 12, 2010, as follows:

1.	Contents of Repurchase
(1) Type of shares to be repurchased:
Shares of common stock of the Company
(2) Total number of shares to be repurchased:
7,000,000 shares (Maximum)
(Approximately 1.1% of the shares issued)
(3) Aggregate amount of repurchase price:
JPY 10,000,000,000 (Maximum)
(4) Period of repurchase:
From August 13, 2010 to September 22, 2010
(Reference)
Status of the Company’s own shares as at July 31, 2010:
(a) Number of outstanding shares:
626,901,745 shares
(b) Number of shares held as treasury shares:
6,390,009 shares

2.	Reason for Repurchase
The Company’s capital policy is, among other things, to conduct repurchase of its own shares continuously and as opportunities arise, seeking improved capital efficiency, with due consideration to the Company’s state of capital and earnings as well as market condition. Based on this policy, the Company intends to improve shareholders value through conducting the repurchase of its own shares.
(Reference)
     Repurchase of the Company’s own shares (since its incorporation on April 1, 2008)

		Number of shares	Aggregate amount
	Period of repurchase	(to be) repurchased	of repurchase price
FY 2008	From Feb. 16, 2009 to Mar. 24, 2009	1,851,400	JPY 3,999 million
FY 2009	From Feb. 15, 2010 to Mar. 24, 2010	4,329,200	JPY 9,999 million
As resolved	From Aug. 13, 2010 to Sep. 22, 2010	7,000,000 (maximum)	JPY 10,000 million (maximum)
— End —

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of MS&AD Insurance Group Holdings, Inc. (the “Company”) with respect to its business and results of operations. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by the Company from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; and (7) the performance of the Company’s investments.